Exhibit 99.1

Gridsum Announces Receipt of Nasdaq Staff Determination Letter and Intent to Request Hearing

BEIJING, October 31, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM), announced that it received a letter from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that since it remains delinquent in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Annual Report”), it has not regained compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires timely filing of periodic reports with the Securities and Exchange Commission (“SEC”). Previously, Nasdaq granted the Company an extension until October 29, 2018 to file all delinquent periodic reports. As described in the letter, as a result of the continued delinquency, the Company’s American depositary shares are subject to delisting unless the Company timely requests a hearing before a Nasdaq Hearings Panel (“Panel”).

The Company intends to timely request a hearing before the Panel to present its plan for regaining compliance with the Rule and request continued listing pending its return to compliance. The hearing request automatically stays the delisting for a period of 15 calendar days from the date of the deadline to request a hearing. The Company will present information to the Panel, which will make a decision based on the plan for regaining compliance and the Company’s presentation, whether to grant the Company an extension of time within which to regain compliance with the Rule for a period of up to 360 days from the original due date of the Company’s first late filing.

The Company recently concluded its audit committee investigation, announced on April 23, 2018. The Company has made significant progress in implementing, and continues to action, a number of remedial steps to bolster substantially its financial controls and contract management processes as recommended by the audit committee. The Company continues to make significant progress in working with its independent auditors to finalize its audited financial statements as of and for the years ended December 31, 2015, 2016 and 2017.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the potential delisting of the Company’s American depositary shares, plans to submit an application for a stay of delisting and to file its 2017 Annual Report on Form 20-F, are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted, potential difficulties in completing the audit of its financial statements, and potential difficulties in finalizing and filing its 2017 Annual Report on Form 20-F. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com